SCHEDULE A

**TRANSACTIONS IN THE SECURITIES OF THE ISSUER
SINCE THE 13D FILING OF THE REPORTED PERSONS ON MAY 15, 2026**

The following table sets forth all transactions in the Common Stock effected by the Reporting Persons since the 13D filing of the Reported Persons on May 15, 2026.

Reporting Person	Trade Date	Shares of Common Stock Sold	Average Price per Share ($)	Type of Sale
Caddis Holdings, LP	06/30/2026	4,488,534	7.59	Private Sale Pursuant to Option
Caddis Holdings, LP	06/30/2026	702,083	6.08	Private Sale Pursuant to Option